Exhibit 99.1

Zhihu Inc. Announces Change of Independent Director

BEIJING, May 27, 2025—Zhihu Inc. (“Zhihu” or the “Company”) (NYSE: ZH; HKEX: 2390), a leading online content community in China, today announced the appointment of Dr. Li-Lan Cheng as an independent director of the Company. Mr. Hanhui Sam Sun has resigned as an independent director of the Company, due to other professional endeavors. These changes are effective on May 27, 2025. For the committees under the board of directors, Dr. Li-Lan will serve as the chairman of the audit committee as well as a member of the compensation committee, nomination committee, and corporate governance committee.

Dr. Li-Lan Cheng is currently an executive director and chief financial officer of E-House (China) Enterprise Holdings Limited (formerly known as Fangyou Information Technology Company Limited) (HKEX: 2048) (“E-House”). He served as acting chief financial officer of Leju from 2017 to 2023, and was its executive director from 2014 to 2017. Dr. Cheng served as the chief operating officer of E-House (China) Holdings Limited (formerly NYSE: EJ) from 2012 to 2018 and its chief financial officer from 2006 to 2012. Prior to joining E-House, he served as the chief financial officer of SouFun Holdings Limited, an online real estate service company in China, from 2005 to 2006. From 2002 to 2004, Dr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Dr. Cheng was an assistant director and the head of the Asian transportation sector investment banking group of ABN AMRO Asia from 1997 to 2002. From 1995 to 1997, Dr. Cheng was a senior analyst at the National Economic Research Associates, Inc., an economic and financial consulting firm in New York. From 1989 to 1991, he was an investment trainee and analyst at the Prudential Investment Corporation, the institutional investment subsidiary of the Prudential Insurance Company of America based in Newark, NJ. Dr. Cheng is an independent director and audit committee chairman of Yunji Inc. (NASDAQ: YJ), a Nasdaq-listed social e-commerce platform in China. He also served as an independent director and on the audit committee of 51job, Inc. (formerly NASDAQ: JOBS), LAIX Inc. (formerly NYSE: LAIX), Country Style Cooking Restaurant Chain Co., Ltd. (formerly NYSE: CCSC), and Le GAGA Holdings Limited (formerly NASDAQ: GAGA). Dr. Cheng received a bachelor’s degree in Economics from Swarthmore College and a Ph.D. degree in Economics from the Massachusetts Institute of Technology. Dr. Cheng is a chartered financial analyst (CFA).

“On behalf of the board of directors, I would like to extend our gratitude to Sam for his years of extraordinary service, and wish him all the best in his future endeavors,” said Mr. Yuan Zhou, chairman of the board and chief executive officer of the Company. “We would also like to warmly welcome Dr. Li-Lan Cheng to our board. Dr. Cheng brings deep expertise in finance and corporate governance, and his fresh perspective will be tremendous assets for us. We look forward to working together closely as we execute on our strategic goals.”

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390) is a leading online content community where people come to find solutions, make decisions, seek inspiration, and have fun. Since the initial launch in 2010, Zhihu has grown into the largest Q&A-inspired online content community in China. For more information, please visit https://ir.zhihu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Zhihu Inc.
Email: ir@zhihu.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: zhihu@christensencomms.com

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